 Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-223943
April 18, 2019

FWP
NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained online or by calling (802) 540-0019:

SOYB: http://www.teucriumsoybfund.com/pdfs/soyb-prospectus.pdf
CANE: http://www.teucriumcanefund.com/pdfs/cane-prospectus.pdf
WEAT: http://www.teucriumweatfund.com/pdfs/weat-prospectus.pdf
CORN: http://www.teucriumcornfund.com/pdfs/corn-prospectus.pdf
TAGS: http://www.teucriumtagsfund.com/pdfs/tags-prospectus.pdf

On April 15, 2019, Money Life Podcast conducted an interview during their “Big Interview” segment with Sal Gilbertie, President and Chief Executive Officer of Teucrium Trading, LLC. A transcript of the interview is set forth below.

Chuck Jaffe Money Life Podcast – Big Interview with Sal Gilbertie, April 15, 2019

Chuck Jaffe: Welcome to the Big Interview on today’s show, and I’m very pleased to be joined right now by Sal Gilbertie. He is the President and Chief Investment Officer at Teucrium Trading, and if you’re not familiar with the company Teucrium, T-E-U-C-R-I-U-M, teucrium.com is the website. Teucrium is the purveyor of grain-based ETFs. That’s another way of saying commodity ETFs, but specifically commodities that go towards things like corn and soybeans and wheat, and agricultural things. And, we were talking on the show last week a little bit with Tom Lydon about a more general commodities ETF, but commodities play a role in diversifying a portfolio, but they’re not something that everybody necessarily knows a lot about, and there are a lot of different choices. If you want to learn more about the choices that Teucrium is doing, again, it’s teucrium.com.

Sal Gilbertie, welcome back to Money Life.

Sal Gilbertie: Thanks, Chuck. Happy to be here.

Chuck Jaffe: So, as I said, we were discussing last week with Tom Lydon on this show the GSG, which is a more broadly diversified commodity index trust. It’s the iShares S&P GSCI, and commodities, well, quite honestly, they were pretty horrible if you look at them across the board in 2018, but broadly speaking they’ve been doing very well this year, and they’ve been beating the market depending on which commodity you’re doing, and I guess that’s kind of proving the fact that maybe they’re not correlated to what’s happening with the S&P 500, which is the reason why you want them. But they did kind of move in concert, so did they prove that point enough, or are we going to need a different market environment to prove that?

Sal Gilbertie: Well, I think definitely a different market environment will prove it for the disbelievers, but for those who just look at the statistics, if you look at long-term correlation coefficients of commodities versus the S&P 500, there’s no question that most of them are correlated. Okay? So, they don’t have a negative correlation. They actually do have a positive correlation, but, for instance, in a study that we publish once a year and it does live on our website, platinum was correlated 0.04. That was the correlation coefficient, versus palladium which was the highest with S&P at 0.77. Gold, second highest at 0.48. So, people, most people I think use gold and probably oil in their commodity exposure if they’re not using a broad basket, or if they want to enhance that broad basket. Those two things actually correlate more with the S&P 500 than people expect, especially gold. The interesting part – and of course Teucrium is an agriculturally focused company, we have you know a fund called Corn and that’s the ticker, but wheat, corn, sugar and soybeans, all four of them, every time we run the study, which is annually and it’s a 20-year backwards-looking study, they are far less correlated to the S&P 500 than gold, yet all the commodities have a very tiny correlation, and so commodities do diversify your portfolio.

Chuck Jaffe: I’ve seen that study and it says, for example, that corn is typically about 0.25, which means that it’s only going to move 25% of its movement would be in conjunction with the S&P.

Sal Gilbertie: Correct. It’s actually soybeans that were 0.25. Corn is 0.13 right now, as of the last study.

Chuck Jaffe: Okay.

Sal Gilbertie: They’re really small compared to gold, which is 0.48.

Chuck Jaffe: That said, how does somebody try to figure out the right way to do this?, Because as you point out, gold has been their commodity, and maybe sometimes they’re looking at oil or things along those lines, and a lot of people get their oil exposure directly through their energy funds. So, we’re talking about a totally different animal when we go into let’s try to be in commodities, let alone when we get as diversified as we would with you. How does somebody do this and what are the benefits to let me specialize in a commodity with a piece of my money, versus let me buy that broader indexed or more diversified commodity fund?

Sal Gilbertie: Well, I think everyone should start with a broad index, you know, there’s no question because it really is proven that adding commodities to your portfolio, they really do diversify, and they really do help you. You start with a broad index but then there are headline news, there are certain things where you … Look it, you take your stock portfolio and you don’t just invest in one thing. You invest in sectors. You invest in large cap, small cap, foreign equities, emerging markets. Why wouldn’t you do that with your commodities as well?

So, everybody starts with the S&P 500. They start with a general bond fund, but then they breakdown or enhance their exposure and people should think exactly the same way about commodities. You start with a broad basket, and there are many really good ones out there that offer good exposure, and then most people do want to add some gold, most people they understand energy, they get the headlines. When oil prices you know, cycle down towards $40 a barrel you see these massive inflows coming into the energy funds, and when they start getting higher, oil often, money often cycles out, but nobody does that with grains.

To us, the grains are the next leg of what you should make sure you’re enhancing in your portfolio because people—and we said this on a prior show with you. People use so much grain, in fact, corn, they probably use—corn is as pervasive in their daily lives as oil. So, everybody says, “I drove to work today. Wow, I just heard on the news oil went down to 40 bucks a barrel or below. That’s breakeven.” That’s the headline breakeven. “I think I’ll put some money in an oil fund,” and they do. Whereas they hear that corn is trading at $3.50 a bushel, which is breakeven or below, nobody even thinks about it, yet there’s corn in that gasoline. So, when they drove to work, yes you used energy; you also used corn. When you use paper, that’s corn’s you know, fourth biggest use globally is to hold paper together with corn starch. When you eat meat, that’s corn’s number one use, to feed animals. So if you’re a meat eater, you basically have to—you’re using corn. You’re using corn and you’re using just as much corn as oil, so there’s not any way you could escape using grains in your life and that should be the next thing added to your portfolio besides gold and oil, which everybody does.

Chuck Jaffe: In terms of the investments for people, you know commodities have a reputation for being very volatile and they can be because of course you’re dabbling in futures and everything else. And I would assume that the more we specialize in, whether it’s coming to a grain-based product like one of yours, or if it’s going with any sort of specialty metals fund, etc., that the narrower we get the more volatile we’re going to be and the more we have to know. I mean corn, for example, I know from what little I know about commodities and having talked to commodities traders, that corn is very seasonal in how it trades, and there’s a lot of stuff that goes on at certain times of the year that, if you’re not on top of it, a day makes a huge difference at times. So, how much do people have to be able to drill down?

Sal Gilbertie: If you want to be a trader, you have to drill down a lot. If you want to be an investor, let’s say a tactical allocator, then you don’t have to drill down so much.

Here’s a secret about Ags, and this is really key. Ags trade at their cost of production, especially the big Ags like corn, soybeans, wheat and sugar. They are subsidized. All the governments in the world subsidize their farmers in one way or another so that we don’t have food shortages. So, the natural state of pricing structure in the big commodities like corn or wheat or soybeans or sugar is breakeven. And so, when you look at a chart, you could see these things flatline. In fact, corn is entering its fifth year of trading between $3.50 and $4.00 a bushel. That’s just where it trades. It’s breakeven. Yet when there’s a drought, twice in the last 12 years, corn has doubled and gone up to $7.50 or $8.00 a bushel because it didn’t rain, and so the key for a tactical allocator is pick the commodities that you want in there. Start with your general commodity. You’ve got your gold; you’ve got your oil. What are you looking at in grains? Grains, the use of grains increases every year. It’s either a record or the second highest amount. The combined use of corn, wheat and soybeans every single year globally is either a record or the second highest amount ever. Demand never abates; in fact, it rises.

So, when you have a supply disruption, and a disruption doesn’t mean no corn or no soybeans. It simply means it didn’t rain enough to get as many bushels out of an acre, and that can be pretty nominal because we really run tight. The average amount of wheat left over in the world after any given crop year is six months, and that’s the highest. Corn is more like six weeks. So if the next year, theoretically, nothing grew or you had a problem, you’ve only got six weeks of surplus and that’s why prices double almost instantly, and by instantly, I mean within a year of there being say a summertime drought in the Northern Hemisphere.

And so, all investors need to do for corn, to understand corn, soybeans and wheat is when they see them trading at a flat line, that is probably, if you look back on the chart and you could see corn going back 12 years in the post ethanol era we’ll call it, since we started putting ethanol in the fuel in the United States, corn’s breakeven is $3.50 to $4.00 a bushel. You layer that into your portfolio, is what advisors do. They put 1% or 5%, whatever the mix is, they put it into their portfolio, and then they wait. In fact, the slogan some people say to us is ‘Weight – W-E-I-G-H-T, wait – W-A-I-T and then drought, get out.’ Because when there’s a drought, you see the headlines, the price doubles and you get out. The biggest mistake people can make is getting into a commodity when it’s in the headlines. You’re going to be hurt if you do that. You need to look-

Chuck Jaffe: Well, and those headlines are not just about droughts. They can also be trade embargoes and things along those lines these days, can’t they?

Sal Gilbertie: That’s correct, and interestingly enough we’re running into a situation today where and in the past several months, where the headlines about the China/U.S. trade dispute are actually hurting grain prices and have driven them down at or mostly below the cost of production here in the U.S. Many people are saying that’s an opportunity.

When the trade agreement is reached, China can’t do without our products. It’s impossible. There isn’t enough food in the world. There aren’t enough bushels of corn or bushels of soybeans in the world for them not to buy from the United States. They must buy United States product. The only thing that will happen in the train deal, trade deal when it’s resolved is that we’ll know how much China is going to commit to buying from us, and it’s going to be enormous. It’s going to be enormous.

The other thing people don’t understand is that you’ve got corn trading at breakeven right now. You layer that into your portfolio, say, if you’re a tactical allocator. When it doubles, people rebalance all the time.

Chuck Jaffe: Yes.

Sal Gilbertie: When it goes up 25%, 50%, whatever, either rebalance or get out.

Chuck Jaffe: Yes. If you’re going to go the commodities route, that you have to be very disciplined about because leaving your profits on the table is a way to wind up seeing your profits go away.

Sal Gilbertie: Absolutely, and in Ags it’s even—well, in all commodities, but in Ags it’s very, very exacerbated, if you will, because the next planting season when you have a price rise in an agricultural commodity, every farmer in the world who can plant that commodity will. They want to make more money, like all of us …

Chuck Jaffe: Yes, exactly.

Sal Gilbertie: … and so that price will go right back down. Allocate.

Chuck Jaffe: Sal, great stuff. We’re out of time. Thanks so much for joining me on the show. We look forward to chatting with you again down the line.

Sal Gilbertie: Always a pleasure, Chuck.

 Chuck Jaffe: That’s Sal Gilbertie, everybody. He is President and Chief Investment Officer at Teucrium Trading. Go to teucrium.com for more information.

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